Exhibit 3.2
AMENDMENT TO
THE FOURTH AMENDED AND RESTATED BYLAWS
OF
PENN Entertainment, Inc.
(Effective as of August 4, 2022)
Section 1.01 of the Fourth Amended and Restated Bylaws (the “Bylaws”) of PENN Entertainment, Inc., formerly known as Penn National Gaming, Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:
Section 1.01    Registered Office. The registered office of PENN Entertainment, Inc. (the “Corporation”) in the Commonwealth of Pennsylvania shall be 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, until otherwise established by an amendment to the Articles of Incorporation (as amended, the “Articles”) or by the board of directors and a record of such change is filed with the Department of State in the manner provided by law.